Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

Commission File No.: 001-33063

Date: September 13, 2012

FOR INTERNAL USE ONLY

Citizens Bank

Employee Q & A

1.	What is FirstMerit’s financial position?

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FirstMerit is one of the banking industry’s strongest and most stable institutions with sound liquidity and capital levels well above regulatory thresholds. This means FirstMerit is a financially stable institution that its customers can rely on being there for them. In fact, FirstMerit has produced 53 consecutive quarters of profits.

2.	What makes FirstMerit a great place to work?

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At FirstMerit, we are committed to the people in our communities - both our customers and our employees. We offer a broad range of exciting employment opportunities, with competitive compensation, comprehensive benefits, and best-in-class wellness programs. Our employees like working here, as evidenced by our average employee tenure of 10.3 years. We are financially stable and well positioned for growth.

•	We are excited to expand our footprint in the Midwest. We need good people who live and work in the communities we serve to help us grow and succeed.

3.	Are Citizens Republic Bancorp and FirstMerit a good fit?

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Yes they are. This is a very exciting opportunity! Citizens Bank and FirstMerit Bank have very similar values and operating philosophies. The similarities between the two companies will make for a very strong organization which will allow us to immediately capitalize on new and existing business opportunities.

4.	Will you be closing any branches?

•	We are evaluating our branch network to best serve our customers. At this point it is too early to discuss details regarding any changes that may be made to either bank’s branch locations.

For Internal Use Only

5.	What is the expected transition timeline?

•	Upon regulatory approval we are planning for legal closing to occur in the second quarter of 2013

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In the months ahead we look forward to working with you throughout the transition to combine our two great companies while continuing to provide the long tradition of great service that both Citizens Bank and FirstMerit Bank customers enjoy.

Citizens Bank Employee Q & A Cont.

6.	What is the expected systems conversion date?

•	Pending regulatory approval, we will leverage our best-practice integration experience from our successful Chicago expansion and anticipate conversion sometime in 2013.

7.	Will my Citizens Bank hire date transfer to FirstMerit?

•	Yes, you will retain your original hire date and it will be used by FirstMerit Bank to determine your “paid time off” (PTO) benefits, vesting eligibility, and other benefit programs.

8.	What will happen to my benefits?

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Through the legal closing of the transaction, your benefits will continue to be provided by Citizens Bank. FirstMerit provides competitive & comprehensive benefits to both part-time and full-time eligible employees. Details of benefit programs will be provided in the future.

9.	How do my current benefits compare to FirstMerit’s?

•	Overall, FirstMerit’s benefit programs are very similar to the benefit programs offered by Citizens Bank. Additional benefit details will be provided to eligible employees in the future.

10.	Will there be new opportunities for both companies’ employees in terms of jobs and relocation?

•	With the combination of the two companies (pending regulatory approval), there will be new opportunity for personal career growth including opportunities to relocate.

For Internal Use Only

11.	How will I get ongoing information about the transition?

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There are many details to work through as we move toward the legal closing date. Our goal is to work with your management team to provide accurate and timely information to you as soon as it is available.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.

FirstMerit’s Mission, Vision and Core Values

Mission

To improve and preserve the financial well being of our customers, shareholders and the communities we serve.

Vision

FirstMerit will make a fundamental difference in the local communities we serve by meeting their needs through a combination of products, services and strong, genuine relationships.

Values

Financial Performance

Personal commitment and accountability to provide excellence in financial performance for our customers and shareholders.

Integrity

People with a deep sense of integrity in all aspects of our business.

Risk Management

People who know, understand and embrace our credit culture, strong risk governance and risk management.

Superior Service

People who work to earn our customers’ business every day through our service ethic and focus on providing superior service.

Teamwork

Positive, competent, energized and focused people with the attitude of ownership in the Company and customer relationships who, through open communication and respect, foster collaboration and have fun while maintaining individual accountability, and who celebrate successes together.

P/N 10596

Welcome to FirstMerit

PERSONAL   BUSINESS   COMMERCIAL   WEALTH

Member FDIC	firstmerit.com

About FirstMerit

FirstMerit Corporation is a diversified financial services company headquartered in Akron, Ohio, with assets of $14.6 billion as of June 30, 2012. We have 196 banking offices and 202 ATM locations in Illinois, Ohio, and Western Pennsylvania.

FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations. Principal affiliates include: FirstMerit Bank, N.A., FirstMerit Mortgage Corporation, FirstMerit Title Agency, Ltd., and FirstMerit Community Development Corporation.

FirstMerit’s Value Proposition

FirstMerit’s strength today comes from our commitment to our super community banking model—serving customers in communities we know and where we grow deep roots.

Our Value Proposition

Local delivery of relationship banking

•	Regional structure supports close client relationships

•	Institutionalization of key relationships with regional CEOs

Local decision making

•	Access to decision makers/senior management

•	Credit authority appropriate to regions

•	Enables prompt response on credit decisions

Strong sales and service orientation

•	Motivated and empowered bankers

Consultative, agile and efficient approach to banking

•	Product parity with larger bank competitors

Deep community involvement

•	Local advisory boards

FirstMerit Facts

Founded: 1845

Headquarters: Akron, Ohio

Assets: $14.6 billion

•	4th largest bank in Ohio

•	42nd largest US bank

Market Capitalization: $1.9 billion (9/7/12)

•	4th largest Ohio bank

•	41st largest US bank

Franchise

•	24 OH counties

•	1 PA county

•	5 IL counties

•	7 of those counties enjoy a top 3 market position

Locations

•	196 offices

•	202 ATM locations

•	Full-service call center

Employees

•	2,885

•	10.3 years average employee tenure

FirstMerit has been profitable every quarter for more than 13 years, including the economic turndown. By focusing on the fundamentals of sound banking, FirstMerit is one of the strongest and most financially stable banks in the country.

FirstMerit has been deeply involved in the communities it serves for more than 165 years.